27.5 William Murray, P.Eng.

I, William Murray, P.Eng, of Richmond, British Columbia, do hereby certify that as one of the qualified person (QP) of this technical report, Updated Technical Report on the NorthMet Deposit dated October 12, 2012, amended on January 14th, 2013; I hereby make the following statements:

- I am President of Optimum Project Services Ltd. with a business address at 6640 Gibbons Dr., Richmond, British Columbia.
- I am a graduate of the Strathclyde University of Glasgow, Scotland, B.Sc. Electrical Engineering 1971.
- I am a registered Professional Engineer in the Province of British Columbia Registration #14,055 and a member in good standing of the Chartered and Electrical Engineers Royal Certificate of the United Kingdom #14/14708207.
- I have practiced my profession in the mining industry continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes a 40-year career with involvement at progressive stages of seniority in the evaluation and building of projects around the world in coal, iron, base metals and gold. My initial jobs with Anglo American of South Africa allowed exposure to all aspects of mine development including resource estimates; mine planning; process development; design engineering; and cost estimates. My work in recent years has also included economic valuations and market related aspects of mine development.
- I have visited the Project site numerous times since the fall of 2003, have been deeply involved in its development ever since, and visited most recently from September 25-27, 2011.
- I am responsible for Sections 1.1, 1.7, 4.2 through 4.6, 4.9, 4.10, and complete Sections 18, 19, 21, and 22 of the technical report titled "Updated Technical Report on the NorthMet Deposit."
- As of the date of this Certificate, to the best of my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am not independent of the issuer, PolyMet Mining Corp. as defined by Section 1.5 of the Instrument. I currently serve as a director of PolyMet Mining Corp.
- I have read NI 43-101 and the technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 14th day of January 2013, at Richmond, British Columbia.

William Murray, P.Eng.

PROFESSIONAL PROVINCE OF W. MURRAY BRITISH COLUMBIA ENGINEER